UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

As reported in its Current Report on Form 6-k dated May 15, 2026, on May 15, 2026, Globavend Holdings Limited, a Cayman Islands exempted company (the “Company”) announced that Risemind Holdings (Cayman) Limited, a wholly-owned subsidiary of the Company entered into a definitive share purchase agreement with Zenith Green Limited to acquire 70% of the equity interests of Loomi Entertainment Group Limited (“Loomi Entertainment”, together with its subsidiaries, “Loomi Group”) at the nominal consideration of US$70, payable in cash upon closing (the “Transaction”). The Transaction closed on May 19, 2026.

Following the close of the Transaction, Loomi Group is owned by the Company as to 70% and by Fuk Yan Tse (Sharon) (“Ms. Tse”) as to 30%. In connection with the closing of the Transaction, the Company announced the appointment of Ms. Tse as chief executive officer of Loomi Group, overseeing the operations and strategy of the Company’s digital entertainment business. The biography of Ms. Tse is as follows:

Ms. Tse has over 18 years of work experience in artificial intelligence (AI) development, digital imaging and marketing business. Since March 2023, Ms. Tse has served as managing director and chief executive officer of Pictureworks International Holdings Limited, a Malaysian imaging solutions technology company specializing in digital imaging and information solutions in southeast Asia, in which she resigned effective June 2026. While at Pictureworks, Ms. Tse led a multi-market team across Asia to integrate AI into the digital imaging business, transforming a traditional model and significantly improving operational efficiency and scalability. She is also a founder of Colorverse Limited, a Web3 marketing solution platform bridging Web2 and Web3, and a co-founder of WeTix, a leading Malaysian all-in-one entertaining ticketing platform in which she served as the chief marketing officer during the period between November 2018 and November 2021.

Ms. Tse received a Bachelor of Mass Communication (Advertising and Media Communication) from the Queensland University of Technology, Australia in December 2024.

This Report is incorporated by reference into the registration statement on Form F-3 (File No. 333-290675) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The Company issued a press release with respect to the foregoing, a copy of which is attached to this Report as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated as of May 19, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Kai Man Fung
Name:	Kai Man Fung
Title:	Chairman of the Board

Date: May 19, 2026

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